UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09260

Unit Corporation
(Exact name of registrant as specified in its charter)

8200 South Unit Drive, Tulsa, Oklahoma 74132
(918) 493-7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.20 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

EXPLANATORY NOTE

In connection with its emergence from chapter 11 bankruptcy on September 3, 2020, all outstanding shares of common stock of Unit Corporation (the “Company”) were cancelled as of such date. Accordingly, the Company had no holders of such common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unit Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 4, 2020	UNIT CORPORATION

		By:	/s/ Mark E. Schell
		Name:	Mark E. Schell
		Title:	Executive Vice President, General Counsel & Secretary
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